SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: May 5, 2005	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Corporate Secretary

Release: Immediate, May 5, 2005

CANADIAN PACIFIC RAILWAY LIMITED DECLARES DIVIDEND

CALGARY — The Board of Directors of Canadian Pacific Railway Limited (TSX/NYSE: CP) today declared an increase in CPR’s next quarterly dividend to fifteen cents ($0.15) Canadian per share on the outstanding Common Shares, from thirteen and one-quarter cents ($0.1325) Canadian per share.

It is the second increase since July 2004, when CPR’s quarterly dividend was twelve and three-quarter cents ($0.1275) Canadian per share on the outstanding Common Shares. CPR’s quarterly dividend paid in October 2004 was increased to thirteen and one-quarter cents ($0.1325) Canadian per share. Altogether, CPR’s dividend has increased 18 per cent since July 2004.

The $0.15 dividend is payable on July 25, 2005, to holders of record at the close of business on June 24, 2005.

Contacts:

Media	Investment Community
Len Cocolicchio	Paul Bell, Vice-President — Investor Relations
Tel.: (403) 319-7591	Tel.: (403) 319-3591
email: len_cocolicchio@cpr.ca	email: investor@cpr.ca